Exhibit 4.5

SUEZ

EXTRACT OF

THE MINUTES OF THE BOARD OF DIRECTORS MEETING

OF MARCH 5, 2003

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5. 2003 Compensation

The Committee proposed that the fixed part of the Chief Executive Officer’s compensation paid by Group entities in France remain at the same level in 2003.

The Committee suggested that the variable part of this compensation in 2003 be set according to the qualitative criteria of the action plan in addition to existing economic criteria. The variable part of compensation is to be determined:

•    25% on the basis of EBITDA achieved by the Energy and Environment activities excluding the effect of change in scope of consolidation

•    25% on the basis of net earnings per share accounted for by the Energy and Environment activities excluding the effect of change in scope of consolidation

•    50% on the basis of a qualitative evaluation of achievements related to debt reduction, free cash flow and cost reduction.

The Board of Directors gave its approval to these proposals.

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